Mail Stop 4561

December 14, 2006

Donald R. Uzzi
Chairman, Chief Executive Officer and President
Merisel, Inc.
127 W. 30th Street, 5th Floor
New York, NY 10001
(212) 594-4800

> **Re:**   **Merisel, Inc. (File No. 000-17156)**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended September 30, 2006**

Dear Mr. Uzzi,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

1.	Further explain the nature of your revenues, describing each of your products and service offerings and the accounting revenue recognition principles and methods of applying them (refer to paragraph 12 of APB 22). For each of type of arrangement you enter into, identify the accounting literature relied upon, how you determine that each of the criteria for recognition have been met, and the basis for any revenue deferral. Tell us what consideration you gave to including an expanded revenue recognition policy in the notes to financial statements. Also tell us what consideration you gave to presenting your sales and cost of sales separately for products and services on the face of the statements of operations following Rules 5-03.1 and 2 of Regulation S-X.

2.   We note from your disclosure of your unbilled accounts receivable accounting policy that some receivables are normally invoiced in the month following shipment and completion of the earnings process. Tell us how you consider these payment terms in determining when to recognize revenue in these arrangements.

Note 4. Intangibles

3.   We note from your disclosure that trademarks have been recorded in the financial statements as non-amortizable intangible assets with indefinite useful lives. Tell us why you believe these assets have indefinite useful lives and how you considered paragraph 11 of SFAS 142 in determining the indefinite useful lives of these intangible assets. Ensure that your response addresses how you considered any legal or contractual provisions associated with the trademarks. Identify the characteristics of Color Edge, Inc. that support the use of an indefinite life. In this regard, indicate the type of technology used by Color Edge, Inc. and whether that technology is subject to obsolescence. Further, describe the relationship customers have with Color Edge, Inc. and indicate how long Color Edge, Inc. has been in business. Also tell us how you considered that Color Edge, Inc. and Affiliates was amortizing their trademarks over a fifteen-year useful life as noted in the combined financial statements included on Form 8-K/A filed October 31, 2005.

Note 8. Income Taxes

4.   You indicate that you have recorded a full valuation allowance against net deferred tax assets based on the fact that you have only owned your current operations for a short time period. Provide us with your analysis supporting the conclusion that based on the weight of available evidence, it is more likely than not that all of the deferred tax assets will not be realized as of December 31, 2004 and 2005. Refer to paragraphs 17.e and 20 through 25 of SFAS 109. Ensure that your analysis addresses how you considered your predecessor's history of reporting net income during the most recent three years and your predecessor's assessment that a valuation allowance was not necessary.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Notes to Consolidated Financial Statements

Note 12. Acquisitions

5.   We note from your Form 8-K filed on May 1, 2006 that the purchase price
        payable under the Color Edge and Color Edge Visual Purchase Agreements was
        reduced by $450,425 and $4,053,826, respectively. Explain your accounting for
        the amendment to the purchase agreements and the reduction in the purchase
        price. Tell us how your accounting complies with the guidance in SFAS 141.

                        *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief